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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                   STAC, INC.
                                (NAME OF ISSUER)

                                   STAC, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   852323104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN R. WITZEL
             VICE PRESIDENT OF FINANCE AND CHIEF FINANCIAL OFFICER
                                   STAC, INC.
                             12636 HIGH BLUFF DRIVE
                            SAN DIEGO, CA 92130-2093
                                 (619) 794-4300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                               BRYANT B. EDWARDS
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234
                            ------------------------

                                AUGUST 14, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                 $33,000,000                                      $6,600

---------------

 * Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11(b)(1), based upon the purchase of 6,000,000 shares at the maximum tender offer price per share of $5.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

            Amount Previously Paid: N/A            Filing Party: N/A

            Form or Registration No.: N/A          Date File: N/A

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

     This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates to the tender offer by Stac, Inc., a Delaware corporation (the "Company"), to purchase up to 6,000,000 shares of its common stock, par value $.001 per share (the "Shares"), at prices, net to the seller in cash, not greater than $5.50 nor less than $4.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). Copies of such documents are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Stac, Inc., a Delaware corporation. The address of its principal executive offices is 12636 High Bluff Drive, San Diego, California 92130-2093.

     (b) The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company, although the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This Statement is being filed by the issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (b) The information set forth in "Section 10. Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a) - (j) The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer," "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 10. Source and Amount of Funds" and "Section
12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Schedule I -- Certain Transactions Involving Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction," "Section 8. Background and Purpose of the Offer; Certain Effects of the Offer" and "Section 9. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "Section 16. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

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

ITEM 7. FINANCIAL INFORMATION.

     (a) - (b) The information set forth in "Section 11. Certain Information About the Company" in the Offer to Purchase is incorporated herein by reference. The information set forth on (i) pages F-2 through F-11 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 filed as Exhibit (g)(1) hereto; (ii) pages 1 through 12 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, filed as Exhibit (g)(2) hereto; (iii) pages 1 through 14 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, filed as Exhibit (g)(3) hereto and (iv) pages 1 through 13 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed as Exhibit (g)(4) hereto are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory and Foreign Approvals" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Form of Offer to Purchase dated August 14, 1997
(a)(2)    Form of Letter of Transmittal
(a)(3)    Form of Notice of Guaranteed Delivery
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
          Nominees
(a)(5)    Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees
(a)(6)    Form of Letter dated August 14, 1997 to stockholders from the Chairman of the Board and Chief Executive Officer of the Company
(a)(7)    Form of Press Release issued by the Company dated August 14, 1997
(a)(8)    Form of Summary Advertisement
(a)(9)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
          W-9
(b)       Not applicable
(c)       Not applicable
(d)       Not applicable
(e)       Not applicable
(f)       Not applicable
(g)(1)    Pages F-2 through F-11 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (Incorporated herein by reference)
(g)(2)    Pages 1 through 12 of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (Incorporated herein by reference)
(g)(3)    Pages 1 through 14 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Incorporated herein by reference)
(g)(4)    Pages 1 through 13 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (Incorporated herein by reference)

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STAC, INC.

                                          By:      /s/ JOHN R. WITZEL
                                            ------------------------------------
                                                       John R. Witzel
                                               Vice President of Finance and
                                                  Chief Financial Officer

Dated: August 14, 1997

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                               INDEX TO EXHIBITS

 ITEM                                     DESCRIPTION                                    PAGE
-------  ------------------------------------------------------------------------------  ----
(a)(1)   Form of Offer to Purchase dated August 14, 1997...............................
(a)(2)   Form of Letter of Transmittal.................................................
(a)(3)   Form of Notice of Guaranteed Delivery.........................................
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees................................................................
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees..................................................
(a)(6)   Form of Letter dated August 14, 1997 to Stockholders from the Chairman of the
         Board and Chief Executive Officer of the Company..............................
(a)(7)   Form of Press Release issued by the Company dated August 14, 1997.............
(a)(8)   Form of Summary Advertisement.................................................
(a)(9)   Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9......................................................................
(b)      Not applicable................................................................
(c)      Not applicable................................................................
(d)      Not applicable................................................................
(e)      Not applicable................................................................
(f)      Not applicable................................................................
(g)(1)   Pages F-2 through F-11 of the Company's Annual Report on Form 10-K for the
         fiscal year ended September 30, 1996 (Incorporated herein by reference).......
(g)(2)   Pages 1 through 12 of the Company's Quarterly Report on Form 10-Q for the
         quarter ended December 31, 1996 (Incorporated herein by reference)............
(g)(3)   Pages 1 through 14 of the Company's Quarterly Report on Form 10-Q for the
         quarter ended March 31, 1997 (Incorporated herein by reference)...............
(g)(4)   Pages 1 through 13 of the Company's Quarterly Report on Form 10-Q for the
         quarter ended June 30, 1997 (Incorporated herein by reference)................

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